AB *
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07004973

SECU… …MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Compass Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 South 20th Street
(No. and Street)

Birmingham	AL	35233
(City)	(State)	(Zip Code)

PROCESSED
APR 11 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren Guerrera (205) 297-6931
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

1901 6th Avenue North, Suite 1200	Birmingham	AL	35203
(Address)	(City)	(State)	(Zip Code)

SEC MAIL RECEIVING SECTION
MAR 01 2007
WASH, D.C. 185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Darren Guerrera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Compass Brokerage, Inc., as of and for the year ended December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Darren Guerrera
Signature

CFO
Title

Notary Public

CHERYL A. RITCHEY
NOTARY PUBLIC
STATE OF ALABAMA
COMM. EXP. 02-14-2009

This report ** contains (check all applicable boxes):

- ☑ (a) *Facing Page.*
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

Compass Brokerage, Inc.
(A Wholly Owned Subsidiary of Compass Bank)

Statement of Financial Condition

December 31, 2006

Contents



Ernst & Young LLP
AmSouth/Harbert Plaza
Suite 1200
1901 Sixth Avenue North
Birmingham, Alabama 35203

Phone: (205) 251-2000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Compass Brokerage, Inc.

We have audited the accompanying statement of financial condition of Compass Brokerage, Inc. as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Compass Brokerage Inc. at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 26, 2007

Compass Brokerage, Inc.
(A Wholly Owned Subsidiary of Compass Bank)

Statement of Financial Condition

December 31, 2006

Assets	
Cash	$ 584,717
Commission income receivable	2,392,268
Securities owned, at fair value	15,958,716
Furniture, equipment, and capital improvements, less accumulated depreciation of $788,290	292,390
Other assets	363,046
Total assets	$ 19,591,137
Liabilities and Stockholder's Equity	
Accounts payable and accrued expenses	1,983,216
Deferred tax liability, net	271,900
Securities sold but not yet purchased	10,029
Due to Parent	47,038
Total liabilities	2,312,183
Commitments, contingencies, and guarantees *(Note 7)*	
Stockholder's equity:	
Common stock $.01 par value; 400,000 shares authorized; 1,000 shares issued and outstanding	10
Additional paid-in capital	774,990
Retained earnings	16,503,954
Total stockholder's equity	17,278,954
Total liabilities and stockholder's equity	$ 19,591,137

See accompanying notes.

Compass Brokerage, Inc.
(A Wholly Owned Subsidiary of Compass Bank)

Notes to Statement of Financial Condition

December 31, 2006

1. Summary of Significant Accounting Policies

Description of Business

Compass Brokerage, Inc. (the Company) is an Alabama corporation and a wholly owned subsidiary of Compass Bank (the Parent), which is a wholly owned subsidiary of Compass Bancshares, Inc. (the Holding Company). The Company's operations consist of brokerage services whereby it acts as agent or riskless principal (on a fully disclosed basis) for securities transactions placed by customers for the Company. The Company's customers mat or may not be customers of the other subsidiaries directly or indirectly owned by the Parent or the Holding Company.

The Company has a clearing agreement with a third-party broker-dealer who is authorized to carry customer accounts. The clearing broker clears transactions for the Company's customers and carries the accounts of those customers on a fully disclosed basis. The Company is not authorized to carry customers' accounts and does not hold customers' funds or securities in connection with such transactions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Securities owned are recorded on a trade date basis and are carried at fair value.

Furniture, Equipment and Capital Improvements

Furniture, equipment and capital improvements are recorded at cost.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return of the Holding Company. Income taxes are allocated by the Holding Company based on a comprehensive income tax allocation policy. This policy provides that income taxes are allocated as if separate income tax returns are filed by each subsidiary, with the applicable tax rate being the statutory tax rate of the Holding Company.

2. Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased consist of trading securities at market values, as follows:

	December 31, 2006	
	Owned	Sold Not Yet Purchased
Money market funds	$ 15,958,696	$ –
U.S. Government, state, and municipal obligations	–	10,029
Mutual funds and other	20	–
	$ 15,958,716	$ 10,029

3. Related Party Transactions

All of the Company's cash was on deposit in an account with the Parent.

The Parent provides certain administrative services to the Company, such as accounting, auditing and human resource services.

Certain employees of the Company provide sales and support services to various insurance agencies owned by the Holding Company.

The Company had $47,038 in accounts payable to the Parent at December 31, 2006.

4. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2006 are presented below:

Deferred tax assets:	
Commissions returns allowance	$ 66,911
Other	272,339
Total assets	339,250
Deferred tax liabilities:	
Pension	(543,636)
Depreciation	(40,239)
Prepaid expenses	(26,525)
Medical benefits	(750)
Total liabilities	(611,150)
Net deferred tax liability	$ (271,900)

5. Employee Benefit Plans

The employees of the Company participate in the following plans offered by the Holding Company: noncontributory pension plan, employee stock ownership plan, health insurance plan, and various other health-related plans. The actuarial information applicable to the Company's portion of the pension plan is not determinable.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, can not exceed 15 to 1. At December 31, 2006, the Company had net capital of $15,388,905, which was $15,138,905 greater than its required net capital of $250,000, and the Company's aggregate indebtedness to net capital ratio was approximately 13%.

7. Commitments, Contingencies, and Guarantees

The Company, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. On the basis of information furnished by legal counsel and others, management believes no matters are pending that will have a material adverse effect on the financial position of the Company.

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2006, the Company has recorded no liability with regard to this right. During 2006, the Company paid the clearing broker an immaterial amount related to these guarantees. In addition, the Company has the right to pursue collection on performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

8. Financial Instruments

Fair Value

SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, requires disclosure of estimated fair values of financial instruments, whether or not recognized in the statement of financial conditions, for which it is practicable to estimate such value. Due to the nature of the operations of the Company, the Company's financial instruments recognized in the statement of financial condition are at quoted market prices or are such short-term in nature that their carrying values approximate their estimated fair values at December 31, 2006. There were no off-balance sheet financial instruments or other derivatives at December 31, 2006.

9. Concentrations of Credit Risk

The Company is engaged in various brokerage activities in which counterparties may include broker-dealers, insurance companies, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk to its commission income receivables. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. As of December 31, 2006, the Company has assessed each of these counterparties and noted no material risks or loss.


END